Exhibit 99.1

LJ INTERNATIONAL INC.

About LJ International (NASDAQ: JADE)

LJ International is a leading colored gemstone and diamond jeweler. It engages in the design, manufacturing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertically integrated mine-to-market strategy. Through its China-based ENZO retail chain stores, LJI is now a major presence in China's fast-growing retail jewelry market and one of the top 5 most desired foreign jewelry brands [CBN Weekly 2011] with a retail network of 182 stores at the end of September 2011. As a wholesaler, it sells jewelry at different price points through five major platforms throughout the world: fine jewelers, department stores, national jewelry chains, TV and online shopping and discount chain stores. In the US and Europe, its clients include leaders in each category such as Zales, Sterling Jewelers, QVC and Helzberg Diamonds.

Investment Highlights

- An internationally renowned colored gemstone and diamond jeweler
- First mover and a top jewelry brand in China that is ready to further expand its market share
- Sustained high growth in jewelry market in China
- Resilient global jewelry market
- Distinctive client portfolio for wholesale business
- Vertically integrated mine-to-market business model
- Seasoned management team with proven execution capabilities

Business Model -- vertically integrated mine-to-market jeweler



Direct source from mines to ensure best quality → In house dedicated design team → Skilled gemstone and diamond setters → Global client portfolio; nationwide retail network in China

Facts about LJ

Business	Retail	Wholesale
History	Since 2004	Since 1987
Position	ENZO is one of the top 5 most desired foreign jewelry brands in China	Leading and recognized gemstone jeweler and wholesaler worldwide
Customers /Target customer group	Middle class in high income cities in China	Leaders in 5 channels: • fine jewelers; • national jewelry chains; • department stores; • TV shopping; • discount chain stores
Network/ Clientele	182 stores (end of Sep 2011)	32 (account for ~95% of wholesale sales)

Stock Facts

Listed on NASDAQ since	**1998**
Stock code	NASDAQ:JADE
Shares outstanding	30.34 million
Market capitalization	US$75.85 million [as of Sep 30, 2011]
Ownership	
- Management	~15%
- Public float	~85%
Fiscal year end	December 31, 2011
Auditor	Deloitte Touche Tohmatsu CPA Limited

Value Proposition

Leadership

- Colored gemstone market is fragmented without a dominant player. LJI, with its long established position, is emerging as a leading player
- Among top 5 most desired foreign jewelry brands in China where market concentration is low; well positioned to take a larger share

Focused Strategy

- Focused expansion and marketing strategy for retail business to optimize expansion efficiency
- Dedication ensures excellence in product delivery in retail and wholesale platforms

Growth

- The rapidly growing jewelry market in China is expected to deliver sustainable and higher growth than other retail segments
- Global gems and jewelry industry offers resilient and steady long term growth throughout different economic cycles

Best Breed clientele

- Diversified clientele in 5 major platforms ensures LJI can leverage on the growth opportunities of different channels
- Long-established relationship with an extensive portfolio of top tier clients in all major markets

Performance

- Proven capabilities in establishing ENZO brand in China market within a short timeframe
- Consistent delivery of strong performance for ENZO, LJI's retail business

Addressable Markets

Global

•Since 2003, the global gems and jewelry industry has grown at a CAGR of 8.3%, with an estimated market size of >US$185 billion in 2010** •The US is the world’s largest jewelry market, with total jewelry retail sales reaching US$72 billion in 2010. The market has grown at a CAGR of 5.9% over the last 25 years** •China, India, Middle East and Eastern Europe are the emerging markets •The industry is predicted to grow at 4.6% every year and would reach US$225 billion by 2015** •Jewelry market is resilient. In 2008, global and the US jewelry market still recorded growth, despite the challenging economic environment

Breakdown of the global jewelry market by distribution

16% 7% 7% 14% 20% 36%

USA EU China India Japan Others

Source: CICC Research

*: CICC Report July 11, 2011

** A&M Mindpower Solutions 2010

Driving Forces

Increasing urban population with contribution of working women

Growing demand for men’s jewelry especially in EU

Jewelry as a symbol of changing lifestyle among working women

Rising disposable income and consumer spending

China

• Since 2000, total jewelry retail sales volume grew at a CAGR of 31% *

• China’s jewelry industry now ranks second in the world as a single country with a size of RMB220 billion [about US$33.8 billion], next only to the US*

• Jewelry category has been seeing faster growth than other retail/consumption categories

China Retail Sales Growth 2006 - 2010

Y-Y Growth (%)

0.0 10.0 20.0 30.0 40.0 50.0

FY 06 FY 07 FY 08 FY 09 FY 10

Jewelry Average Retail Sales Growth

21.9 29.8 20.2 15.9 28.6

28.5 41.7 38.6 17.5 46.0

Source: National Bureau of Statistics

• It is expected to grow at a CAGR of 15% for next five years, with a market size of RMB400 billion [about US$61.5 billion]*

• Industry concentration is low, suggesting opportunities to grow share in the market

Driving Forces

Higher income and robust economic growth

Explosion of middle class as a higher potential consumer group

Per capita jewelry ownership under penetrated

Rising trend for wedding jewelry : a wedding boom is emerging in 10 years

Growing preference for gem-set jewelry over gold

Global Jewelry Sales (2000-2008)

US$ Billions

2000 2001 2002 2003 2004 2005 2006 2007 2008

0 50 100 150 200

119 118 120 121 140 150 158 160 180

Global Jewelry Sales Forecast (2008-2009, 2010 & 2015)

US$ Billions

2008 2009E 2010E 2015E

178.0 180.2 185.0 225.0

0.0 50.0 100.0 150.0 200.0 250.0

Source: A&M Mindpower Solutions

Female Jewelry ownership is low in China

0% 20% 40% 60% 80%

4% 50% 50% 57% 70% 70% 70%

China Malaysia Singapore Hong kong Thailand Korea Tokyo

Source: CICC Research

Wedding market is a strong driver of the jewelry market

Millions

2001 2002 2003 2004 2005 2006 2007 2008 2009

- 2.0 4.0 6.0 8.0 10.0 12.0 14.0

Source: China Statistical Yearbook, 2010, CICC Research

Growth Strategies

Retail

• Extend national footprint with focus on

• Deepening penetration in tier 1 and 2 cities to strengthen market leadership

• Expanding presence in less penetrated markets such as provinces in South China

• Focused marketing strategy to target growing middle class in China and to strengthen market value and equity to enhance margins

• Leverage on multi-brand strategy and diversified collections to meet demand for different price points and preferences in various age groups

Store numbers at year end

500 400 300 200 100 0

97 95 133 200 YTD 182

2008 2009 2010 2011E

Actual 2011E

Mine-to-Market Business Model

With the strong recognition of ENZO brand and the rapid growth in the retail market in China, it is necessary to take steps to strengthen the steady and reliable supply of quality raw materials. Besides the existing channels, acquisition of some new supply sources, inter alia, gemstone mine, gemstone supplier or distributor would be considered.

Expanding footprint of retail network Total 182 as at end of Sep 2011

North - 49

North East-19

East-56

South West -16

Tier 1 Tier 2 Tier 3

2010 43 54 36 Central - 27 2011 South - 15

(End of 59 73 50 Sep)

Wholesale

• Deepen penetration in existing extensive client portfolio

• Additional product offerings

• Riding on the opportunities when customers reduce vendors with which LJI remains a core partner

• Broaden client base and distribution channels in addition to the existing 5 major platforms to capture growth potentials in new markets

• Adopt flexible deployment of material to meet market trend and maintain ASP and margins

ASP trend over 5 years

US$

70 60 50 40

51 51 57 55 56 60

2006 2007 2008 2009 2010 9M 2011

Distinctive and diversified client portfolio

Fine jewelers

National jewelry chains Department stores TV and online shopping Discount chain stores

ENZO’s stores and branding initiatives

Targeted marketing initiatives,

K11 Mall, Hong Kong CIXI Store, Zhejiang Province Jewelry Showcase Dalian, Liaoning Province

Seasoned Management Team – Stable team with proven track record to deliver consistent performance

Yu Chuan YIH

Chairman and Chief Executive Officer

Ringo Ng – Chief Financial Officer

Peter Au – Senior Vice President

Ka Man Au – Chief Operating Officer

• Founder of the Company

• More than 20 years of experience in gemstone jewelry industry

• Primarily responsible for the overall strategic development of the company

• CFO since 1997 and Director since 2001

• CPA, Australia

• Joined the Company in 2008, primarily responsible for retail business development

• Extensive experience in strategy formulation, business and financial management

• Joined the Company in 1987 and has taken the role of COO since 2002

• Responsible for wholesale business in addition to administrative and operational roles

Key Financials

Rapidly Growing Retail Revenue

US$’000 120,000 100,000 80,000 60,000 40,000 20,000 0

36,428 50,790 78,866 54,152 64% 88,852

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Stable Wholesale Revenue

US$’000 120,000 100,000 80,000 60,000 40,000 20,000 0

99,840 59,733 61,682 41,350 44,365 7%

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Steady Growth in Gross Margins

70.0% 60.0% 50.0% 40.0% 30.0% 20.0% 10.0% 0.0%

56.6% 55.8% 56.3% 55.9% 62.9%

21.8% 21.5% 22.4% 22.5% 19.8%

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Rising Gross Profit

US$’000 70,000 60,000 50,000 40,000 30,000 20,000 10,000 –

42,414 41,189 58,262 39,544 64% 64,672

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Growing Operating Profit

US$’000 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

2,001 5,533 14,253 8,703 10,490 20%

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Increasing Retail Wholesale Net Income

US$’000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

3,568 4,611 12,994 8,997 9,351 4%

FY 2008 FY 2009 FY 2010 9M 2010 9M 2011

Investor Relations:

LJ International Inc. Ringo Ng – CFO, Email: ir@ljintl.com ; Fleishman-Hillard, Inc. Tel: 852-2530 0228

This presentation contains forward-looking statements, including anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. LJ International Inc. (“LJI”) has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. LJI may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including those about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on LJI’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect LJI’s future financial results are discussed more fully in LJI’s filings with the SEC. Unless otherwise specified, all information provided in this presentation is as of September 30, 2011, and LJI does not undertake any obligation to update any such information, except as required under applicable law.